UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Solitron Devices, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

834256208
(CUSIP Number)

Tim Eriksen Eriksen Capital Management LLC 567 Wildrose Circle Lynden, WA 98264 (360) 393-3019
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 834256208	13D/A	Page 2 of 9

1.	NAMES OF REPORTING PERSONS

ERIKSEN CAPITAL MANAGEMENT LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

184,322

	8.	SHARED VOTING POWER

0

	9.	SOLE DISPOSITIVE POWER

213,222

	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

213,222

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.2%

14.	TYPE OF REPORTING PERSON (see instructions)

IA

*	Percentage calculated based on 1,901,959 shares of common stock, par value $.01 per share, outstanding as of February 28, 2019, as reported in the press release of Solitron Devices, Inc., filed with the Securities and Exchange Commission on May 10, 2019.

CUSIP No. 834256208	13D/A	Page 3 of 9

1.	NAMES OF REPORTING PERSONS

CEDAR CREEK PARTNERS LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

184,322

	8.	SHARED VOTING POWER

0

	9.	SOLE DISPOSITIVE POWER

184,322

	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

184,322

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.7%

14.	TYPE OF REPORTING PERSON (see instructions)

PN

*	Percentage calculated based on 1,901,959 shares of common stock, par value $.01 per share, outstanding as of February 28, 2019, as reported in the press release of Solitron Devices, Inc., filed with the Securities and Exchange Commission on May 10, 2019.

CUSIP No. 834256208	13D/A	Page 4 of 9

1.	NAMES OF REPORTING PERSONS

TIM ERIKSEN

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

15,000

	8.	SHARED VOTING POWER

0

	9.	SOLE DISPOSITIVE POWER

15,000

	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.8%

14.	TYPE OF REPORTING PERSON (see instructions)

IN

*	Percentage calculated based on 1,901,959 shares of common stock, par value $.01 per share, outstanding as of February 28, 2019, as reported in the press release of Solitron Devices, Inc., filed with the Securities and Exchange Commission on May 10, 2019.

CUSIP No. 834256208	13D/A	Page 5 of 9

Explanatory Note

This Amendment No. 5 (this “Amendment”) amends and restates the Schedule 13D filed on August 7, 2014, as amended by Amendment No. 1 filed on November 26, 2014, Amendment No. 2 filed on January 22, 2015, Amendment No. 3 filed on July 6, 2015, and Amendment No. 4 filed on August 10, 2015, by the Reporting Persons (as defined below) relating to the Common Stock (as defined below) of the Issuer (as defined below).

Item 1. Security and Issuer

This Amendment relates to shares of the Common Stock, par value $.01 per share (the “Common Stock”), of Solitron Devices, Inc. (the “Issuer” or “Solitron Devices”). The address of the issuer is 3301 Electronics Way, West Palm Beach, Florida, 33407.

Item 2. Identity and Background

(a)          This Statement is filed by Tim Eriksen on behalf of Eriksen Capital Management LLC (“ECM”), a registered investment adviser with the State of Washington, and Cedar Creek Partners, LLC (“CCP”). ECM is the managing member of CCP, a private investment partnership, and investment advisor to separately managed accounts. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” By virtue of his position with ECM, Mr. Eriksen has the sole power to vote and dispose of the Issuer’s Shares owned by CCP.

(b)          The principal business address of Mr. Eriksen, ECM and CCP is 567 Wildrose Circle, Lynden, WA 98264.

(c)          The principal business of CCP is acquiring, holding and disposing of investments in various companies. The principal business of ECM is serving as the investment manager of CCP and separately managed accounts. The principal occupation of Mr. Eriksen is serving as the sole manager of ECM.

(d)          No Reporting Person described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          None of the Reporting Parties described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)          Mr. Eriksen is a citizen of the United States. ECM and CCP are both Washington limited liability companies.

Item 3. Source and amount of Funds or Other Consideration

The Common Stock of the Issuer was acquired in open market purchases with working capital of CCP, the uncommitted cash of separately managed accounts (“SMA”) and the personal funds of Mr. Eriksen. The amount of funds expended, excluding commissions, to acquire the shares purchased on May 16, 2019 by CCP is $78,750, for the SMAs is $10,850, and for Mr. Eriksen is $9,250.

CUSIP No. 834256208	13D/A	Page 6 of 9

Item 4. Purpose of Transaction

The Reporting Persons acquired shares of Solitron Devices because they continue to believe that the Common Stock is significantly undervalued.

The Reporting Persons requested and received from the Board of Directors an exemption pursuant to the Rights Agreement, dated as of May 12, 2017, between Solitron Devices and Continental Stock Transfer & Trust Company, before purchasing the shares on May 16, 2019.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. Each of the Reporting Persons intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, each of the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Shares, selling some or all of its Shares, or changing its intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer

The following list sets forth the aggregate number and percentage (based on 1,901,959 shares of Common Stock outstanding on February 28, 2019, as reported in the press release of the Issuer filed with the Securities and Exchange Commission on May 10, 2019) of outstanding shares of Common Stock owned beneficially by the Reporting Persons.

Name	No. of Shares	Percent of Class
Cedar Creek Partners LLC (1)	184,322	9.7%
Separately Managed Accounts (2)	28,900	1.5%
Tim Eriksen (3)	15,000	0.8%
Total	228,222	12.0%

(1)	These shares are owned by CCP, an investment partnership, for which ECM is Managing Member, and acts as the discretionary portfolio manager. CCP has sole voting power and dispositive power over the shares.
(2)	These shares are owned by investment clients of ECM, who are also responsible to vote the shares and as a result they have sole voting power over these shares. ECM does not own these shares directly, but by virtue of ECM’s Investment Advisory Agreement with the clients of ECM, each may be deemed to beneficially own Shares by reason of their power to dispose of such Shares and as a result ECM has sole dispositive power over these Shares. ECM disclaims beneficial ownership of such Shares except to the extent of its pecuniary interest.
(3)	These shares are owned by Mr. Eriksen in his individual capacity and as a result Mr. Eriksen has sole voting power and sole dispositive power over these shares.

CUSIP No. 834256208	13D/A	Page 7 of 9

The following table sets forth all transactions with respect to the Common Stock effected by Reporting Persons during the 60 days prior to the filing of this Amendment.

Name	Transaction Date	No. of Shares	Price per Share
Cedar Creek Partners LLC	May 16, 2019	45,000	$1.75
Separately Managed Accounts	May 16, 2019	6,200	$1.75
Tim Eriksen	May 16, 2019	5,000	$1.85
Total		56,200

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 1: Joint Filing Agreement.*

* Previously filed as Exhibit 3 with Amendment No. 3 filed on July 6, 2015.

CUSIP No. 834256208	13D/A	Page 8 of 9

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 21, 2019

ERIKSEN CAPITAL MANAGEMENT LLC

By:	/s/ Tim Eriksen
Tim Eriksen
Managing Member

CEDAR CREEK PARTNERS LLC

By:	/s/ Tim Eriksen
Tim Eriksen
Managing Member

TIM ERIKSEN

/s/ Tim Eriksen

CUSIP No. 834256208	13D/A	Page 9 of 9

EXHIBIT INDEX

Exhibit No.	Description
1	Joint Filing Agreement.*

* Previously filed as Exhibit 3 with Amendment No. 3 filed on July 6, 2015.